Exhibit 99.3

79 Wellington St. W., 30th Floor Box 270, TD South Tower Toronto, Ontario M5K 1N2 Canada P. 416.865.0040 | F. 416.865.7380 www.torys.com

November 2, 2021

Consent of Torys LLP

We hereby consent to the reference to our name on the face page and under the headings“Documents Filed as Part of the Registration Statement” and “Legal Matters”, and to the reference to our name and use of our opinions under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations”, in this prospectus supplement dated November 2, 2021 relating to the offering by Cardiol Therapeutics Inc. of units of Cardiol Therapeutics Inc., which forms part of the Registration Statement on Form F-10 (File No. 333-257764). In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Yours truly,

/s/ Torys LLP